November 14, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs

Re:	Agassiz Energy, LLC
Form RW — Withdrawal of Registration Statement on Form SB-2
Registration No. 333-133024
Ladies and Gentlemen:
     Agassiz Energy, LLC, a Minnesota limited liability company (the “Registrant”) hereby applies to withdraw its Registration Statement on Form SB-2, together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2006.
     The Registrant previously filed a Withdrawal of Registration Statement with the SEC on October 11, 2007. The registrant was advised by the SEC that the Withdrawal of Registration Statement could not be processed until the funds held in escrow and subject to an Impoundment Agreement had been released back to investors. Accordingly, the registrant filed a Withdrawal of its Withdrawal of Registration Statement on Form RWWD on October 23, 2007.
     The funds held in escrow were released to investors on November 13, 2007. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible. Please apply the Company’s filing fee to its account with the SEC. None of the Registrant’s securities were sold pursuant to the Registration Statement.
     Please forward copies of the order consenting to the withdrawal of the Registration Statement to Donald Sargeant, President, via mail at 510 County Road 71, Valley Technology Park, Crookston, Minnesota 56716, and Todd A. Taylor of Fredrikson & Byron, P.A., via facsimile at (612) 492-7077 and via mail at Fredrikson & Byron, P.A., 200 S. Sixth St., Suite 4000, Minneapolis, MN 55402.
     If you have questions regarding this application for withdrawal, please call Todd A. Taylor at Fredrikson & Byron, P.A., outside counsel to the registrant, at (612) 492-7355.

Sincerely, Agassiz Energy, LLC
By:	/s/ DonaldSargeant
Donald Sargeant
President

cc: Todd A. Taylor, Fredrikson & Byron, P.A. (Minneapolis)